UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 28, 2010

Commission File Number: 001-33916

GEROVA FINANCIAL GROUP, LTD.

Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Other Events

On May 21, 2010, the board of directors of Gerova Financial Group, Ltd. (the “Company”) approved amendments to the Company’s January 16, 2008 Warrant Agreement with Continental Stock Transfer & Trust Company (the “Warrant Agreement”) to:

(a)  effect an exchange of the Company’s 17.7 million outstanding warrants covered by the agreement, as a result of which the holders of such warrants on the June 8, 2010 effective date of the exchange will receive a new warrant and own an aggregate of 35.4 million warrants, entitling such holders to purchase an aggregate of 35.4 million of the Company’s ordinary shares;

(b)  reduce the exercise price of the warrants from $7.50 to $7.00; and

(c)  extend the exercise period of the warrants for two years, or until January 16, 2014.

Under the terms of the Warrant Agreement, since such amendments inure to the benefit of the holders of the warrants, they may be unilaterally taken by the Company.

On May 25, 2010, the Company entered into Amendment 1 to the Warrant Agreement with Continental Stock Transfer & Trust Company, and on May 28, 2010, the Company set June 8, 2010 as the effective and record date for determining the appropriate warrant holders entitled to receive the benefit of the foregoing amendments.  Upon consummation of the exchange, warrant holders on the June 8, 2010 effective date of the exchange will receive a new warrant entitling them to purchase the same number of shares as they hold of record on the effective date without surrendering their existing Warrants.

On June 1, 2010, the Company published a press release regarding the amendment to the Warrant Agreement, a copy of which is attached as an Exhibit to this Form 6-K.

Exhibits

Exhibit No.	Description

4.1	Amendment No. 1 to Warrant Agreement, dated as of May 25, 2010, by and among Gerova Financial Group, Ltd. and Continental Stock Transfer & Trust Company

4.2	Press Release dated June 2, 2010.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD.

June 2, 2010	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President